Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Management’s Report on Internal Control Over Financial Reporting

Edenor S.A.’s Management is responsible for establishing and maintaining adequate internal control over financial reporting for Edenor S.A. as defined in Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IFRS”). Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Edenor S.A.;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of Edenor S.A. are being made only in accordance with authorizations of Management and directors of Edenor S.A.; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Edenor S.A.’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of Edenor S.A.’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013.

Based on this evaluation, Management concluded that it did not maintain effective controls over the Company’s deferred tax calculation related to property, plant and equipment. Specifically, controls over the interpretation of the mechanisms for calculating the tax basis of property, plant and equipment did not operate effective as of December 31, 2024, which, as a result, impacted in an overstatement of the deferred tax liability. The complexity of the tax system and its continue ongoing changes was not adequately addressed by the resources involved in the deferred tax calculations, due to lack of skills to be updated in changes in the tax rules. Additionally, the impact of this deficiency was essentially influenced by the high inflation rates observed in recent periods. This control deficiency resulted in the restatement of the Company’s consolidated financial statements for the year ended on December 31, 2023 and 2022. Accordingly, Management has determined that this control deficiency constitutes a material weakness.

Because of this material weakness, Management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2024, based on criteria in Internal Control – Integrated Framework issued by the COSO.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Management has conducted additional analysis and concluded that, despite the identified material weakness, the company’s Financial Statements in this Report on 6-K fairly present, in all material respects, our financial position, results of operations, and cash flows as of the dates and for the periods presented.

The effectiveness of Edenor S.A.’s internal control over financial reporting as of December 31, 2024 has been audited by Price Waterhouse & Co S.R.L., an independent registered public accounting firm, as stated in their report which accompanies this report.

Date: March 11, 2025

Daniel Marx	German Ranftl Moreno
Chief Executive Officer	Chief Financial Officer

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Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.).

Inscripta en IGJ el 3/08/92, N° 7041, L° 111 T° A.

Sede Social: Avda. del Libertador 6363 - C1428ARG - Ciudad Autónoma de Buenos Aires.